09040204

ES
;E COMMISSION
20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44509 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobaLink Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1045 W. Huntington Drive, Suite 201
(No. and Street)

Arcadia (City) CA (State) 91007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Junhua Liao 626-964-5966
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Junhua Liao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobaLink Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CEO

Title

Notary Public

YVONNE TUNG
Commission # 1816939
Notary Public - California
Los Angeles County
My Comm. Expires Oct 11, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

GLOBALINK SECURITIES, INC.
1045 W. HUNTINGTON DRIVE, SUITE 201
ARCADIA, CA 91007

CONTENTS

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Globalink Securities, Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2008 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 16, 2009

**GLOBALINK SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2008**

**ASSETS**

| | |
|---|---|
| Cash | $ 21,294 |
| Clearing broker's deposits | 105,137 |
| Commissions receivable | 39,344 |
| Property and equipment net of $107,189 depreciation | 1,533 |
| Other assets - nonallowable | 13,110 |
| TOTAL ASSETS | $ 180,418 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | |
|---|---|
| LIABILITIES | |
| Commissions payable | 47,423 |
| Accounts payable | 21,341 |
| Settlement payable | 25,000 |
| TOTAL LIABILITIES | 93,764 |
| SHAREHOLDERS' EQUITY | |
| Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding) | 50,000 |
| Paid-in capital | 2,139,830 |
| Retained (Deficit) | (2,103,176) |
| TOTAL SHAREHOLDERS' EQUITY | 86,654 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 180,418 |

See Accompanying Notes to Financial Statements

**GLOBALINK SECURITIES, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| REVENUES – Schedule, Page 12 | $ 1,670,018 |
| COST OF SALES | |
| Clearing house expense | 178,635 |
| Commissions | 1,129,385 |
| TOTAL COST OF SALES | 1,308,020 |
| GROSS PROFIT | 361,998 |
| OPERATING EXPENSES - Schedule, Page 12 | 464,961 |
| (LOSS) BEFORE TAX PROVISION | ( 102,963) |
| INCOME TAX PROVISION | |
| Federal | -- |
| State | 800 |
| NET (LOSS) | $( 103,763) |

See Accompanying Notes to Financial Statements

**GLOBALINK SECURITIES, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2007 | 5,000 | $50,000 | $2,139,830 | $(1,999,413) | $ 190,417 |
| Net (Loss) | | | | ( 103,763) | ( 103,763) |
| Balance, December 31, 2008 | 5,000 | $50,000 | $2,139,830 | $(2,103,176) | $ 86,654 |

See Accompanying Notes to Financial Statements

**GLOBALINK SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net (Loss) | $( 103,763) |
| Depreciation | 8,218 |
| | ( 95,545) |
| Changes in operating assets and liabilities: | |
| Clearing broker's accounts | ( 2,876) |
| Commissions receivable | ( 11,253) |
| Non allowable assets | 12,014 |
| Commissions payable | ( 35,833) |
| Accounts payable | 18,991 |
| Settlement payable | 25,000 |
| Net cash used by operating activities | ( 89,502) |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| Purchase of equipment | ( 1,916) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | 0 |
| **NET DECREASE IN CASH** | ( 91,418) |
| Cash: Beginning of the Year | 112,712 |
| Cash: End of the Year | $ 21,294 |
| **SUPPLEMENTAL CASH FLOW INFORMATION** | |
| Interest paid | $ 0 |
| Income taxes paid | $ 4,500 |

See Accompanying Notes to Financial Statements

## NOTE 1 - NATURE OF THE BUSINESS

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue on a settlement date basis.

B) **Use of Estimates** - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

## NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions or 6.67% of aggregate indebtedness which ever is higher. See Page 9 for the computation of net capital.

In 2002, the Company's net capital requirement was decreased from $100,000 to $25,000 and then to $5,000.

## NOTE 4 - INCOME TAXES

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.7 million, carried forward from prior years, there is no Federal income tax and a minimum state tax of $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

## NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

## NOTE 6 - COMMITMENTS AND CONTINGENCIES

**Leases** - The Company has a new lease starting April 15, 2008 for three (3) years. In addition, the Company has a commitment to its prior landlord until September 30, 2009. The commitment is as follows:

| | |
|---|---|
| 2009 | $ 55,072 |
| 2010 | 36,000 |
| 2011 | 28,500 |
| | $119,572 |

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. Presently, one arbitration is pending. Legal counsel has opined that there is a remote possibility of an unfavorable outcome although it is too uncertain to predict. Due to the uncertainty, nothing has been provided for in the financials.

## NOTE 7 – RELATED PARTY TRANSACTION

The president borrowed $20,000 from the Company on November 29, 1007. This loan was repaid in 2008.

## NOTE 8 – EXEMPTION FROM THE SEC RULE 15C-3

Globalink Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Globalink Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

**GLOBALINK SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1**
**DECEMBER 31, 2008**

| | |
|---|---|
| COMPUTATION OF NET CAPITAL | |
| Total ownership equity from statement of financial condition | $ 86,654 |
| Haircut | ( 201) |
| Nonallowable assets - page 10 | ( 27,092) |
| NET CAPITAL | $ 59,361 |
| COMPUTATION OF NET CAPITAL REQUIREMENTS | |
| Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness | $ 6,251 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 6,251 |
| EXCESS CAPITAL | $ 53,110 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 49,985 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Total liabilities | $ 93,764 |
| Percentage of aggregate indebtedness to net capital | 1.58% |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | |
|---|---|
| Net capital unaudited | $ 102,684 |
| Unrecorded liabilities | ( 43,323) |
| Net capital audited | $ 59,361 |

See Accompanying Notes to Financial Statements

**GLOBALINK SECURITIES, INC.**
**NONALLOWABLE ASSETS**
**DECEMBER 31, 2008**

NONALLOWABLE ASSETS

| | |
|---|---|
| Property and equipment | $ 1,533 |
| [1] Other assets | 25,559 |
| | $ 27,092 |

| | | |
|---|---|---|
| (1) | Petty Cash | $ 100 |
| | Security Deposit | 8,510 |
| | NASD CRD Deposit | 12,449 |
| | Loan Receivable – employee | 800 |
| | Prepaid Taxes | 3,700 |
| | | $25,559 |

See Accompanying Notes to Financial Statements

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

# INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Globalink Securities, Inc.
Arcadia, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2008 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 16, 2009

# GLOBALINK SECURITIES, INC.
# SCHEDULE OF REVENUE AND OPERATING EXPENSES
# FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| REVENUES | |
| Agency Commissions | $ 486,609 |
| Mutual Funds | 262,462 |
| Insurance Commissions | 284,576 |
| Interest | 52,820 |
| Variable Product Commission | 452,976 |
| Private Security Commission | 87,392 |
| Other | 43,183 |
| TOTAL REVENUES | $1,670,018 |
| | |
| OPERATING EXPENSES | |
| Accounting Fees | $ 6,668 |
| Advertising | 63,769 |
| Auto Expenses | 4,652 |
| Depreciation | 8,218 |
| Travel and Entertainment | 9,351 |
| Insurance | 11,383 |
| Licenses and Permits | 1,223 |
| Office Expense | 21,290 |
| Office Machine Rental | 1,863 |
| Payroll Taxes | 13,022 |
| Postage and Delivery | 5,633 |
| Professional Services | 35,744 |
| Registration | 14,029 |
| Rent | 31,976 |
| Salary | 172,207 |
| Settlement expense | 25,000 |
| T1 Line | 10,444 |
| Taxes and Assessments | 5,058 |
| Telephone | 6,205 |
| Miscellaneous | 17,226 |
| | |
| TOTAL OPERATING EXPENSE | $ 464,961 |

See Accompanying Notes to Financial Statements

# PART II

GLOBALINK SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Globalink Securities, Inc.
Arcadia, California

In planning and performing my audit of the financial statements and supplemental schedules of Globalink Securities, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Globalink Securities, Inc.
Arcadia, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 16, 2009